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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

pressrelations@magicsoftware.com

Magic Software Announces Appointment Of New Vice President Of Marketing and Corporate Strategy

Or Yehuda, Israel (June 30, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today the appointment of Avigdor Luttinger as the Company's Vice President of Marketing and Corporate Strategy, effective immediately. Luttinger is replacing Gil Trotino, who is leaving the company to pursue other opportunities.

One of the originators of Magic, Avigdor Luttinger headed Software Development at Mashov Computers during the initial creation of Magic in 1984 prior to spinning it off, and then relocated to Geneva in 1985 to launch its international distribution. Subsequently, Avigdor left Mashov and worked, amongst others, as a Consultant with Enterprise Software vendors including iXOS, Open Market, Vignette and webMethods. Avigdor rejoined Magic in 2002 as the Head of the iBOLT Program, driving the definition, launch and initial successes of iBOLT. In addition to this role, Luttinger has for the last year lead Magic’s Business Development efforts worldwide.

"Avigdor’s contributions in directing iBOLT and his successes in Business Development with key strategic alliances such as SAP, prove his expertise and strategic ability to lead the Company's worldwide marketing operations", said Menachem Hasfari, CEO of Magic Software. “The management believes that Avigdor will be able to guide the companies marketing and strategic direction at this critical juncture and will successfully lead the efforts to insure iBOLT’s placement as a leader in the integration field.”

Luttinger holds an MBA from INSEAD in France and a Masters degree in Computer Sciences from the University of Lyon.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: June 30, 2005